UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

Upstart Holdings, Inc.

File No. 812-

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940

Written or oral communications regarding this application should be addressed to:

Dave Girouard

Alison Nicoll

Upstart Holdings, Inc.

2950 S. Delaware Street, Suite 300

San Mateo, California 94403

(650) 204-1000

and

Amy B. Caiazza

Robert H. Rosenblum

Wilson Sonsini Goodrich & Rosati, P.C.

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8887

and

Jeffrey D. Saper

Allison B. Spinner

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 92304

(650) 320-4626

This Application (including Exhibits)

Consists of 31 pages

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF UPSTART HOLDINGS, INC. 2950 S. Delaware Street, Suite 300 San Mateo, CA 94403 File No. 812-	) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940.

I.	INTRODUCTION

Upstart Holdings, Inc., a Delaware Corporation (“Applicant” and, together with its subsidiaries, “Upstart”), hereby requests that the Securities and Exchange Commission (the “Commission”) grant Applicant exemptive relief pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) in accordance with the conditions described below. The order would permit Applicant directly, and through wholly-owned subsidiaries, to operate an artificial intelligence (“AI”)-based lending platform (“Platform”) that facilitates the issuance of small consumer general purpose loans, and conduct related activities, without being subject to the provisions of the Act.

As detailed below, Applicant, through its wholly-owned subsidiaries, develops and operates a lending Platform through which it provides its partner banks with access to technology, including proprietary AI models, and related services, so the banks can assess the credit risk of potential borrowers and offer loans online. The Platform also aggregates consumer demand for loans and connects that demand to Upstart’s network of bank partners. Upstart also services the loans after origination.

To further support loan origination, Applicant arranges for the financing of certain loans by purchasing them from the banks that originate the loans and either selling the loans to third parties or placing them in securitization structures. In certain cases, Applicant is unable to sell or place the loans, and those loans generally stay on Applicant’s balance sheet for a short period of time.

Substantially all of Applicant’s net revenue derives from its activities providing the Platform and related services to banks, connecting borrowers with banks, and servicing the loans. Based on Applicant’s financing activities, however, at the end of fiscal year 2019, on a consolidated basis,1 Applicant held approximately 76% of its non-cash assets in loans and a total of 87% of its non-cash assets in the loans and interests related to the securitization vehicles. Because the loans and certain interests in the securitization vehicles are securities2 within the meaning of the Act, Applicant may meet the definition of an investment company under the Act. Applicant has submitted this Application in order to conduct its business without being regulated under the Act as an investment company.

[1]	As a holding company, Applicant asserts that its financial data consolidated with its wholly-owned subsidiaries’ financial data provides a more accurate picture of its business.
[2]

See, e.g., Section 2(a)(36) of the Act, which includes in the definition of a “security” notes, debentures, and evidences of indebtedness, any of which could include the loans, and Section 3(a)(2) of the Act, which provides that the term “investment securities” includes all securities except government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries of the owner that are not investment companies or relying on Section 3(c)(1) or 3(c)(7) of the Act for an exception from the definition of an investment company. See also note 25 below.

II.	BACKGROUND

A.	The Company

1.	Overview

Applicant is a Delaware corporation with its principal executive offices in San Mateo, California. Applicant, through its wholly-owned subsidiaries, develops and operates the Platform, through which it provides its partner banks with access to technology, including proprietary AI models, and related services, so the banks can assess the credit risk of potential borrowers and offer loans online. In addition, the Platform aggregates consumer demand for loans and connects that demand to Applicant’s network of bank partners and services the loans after origination.

Upstart supported the origination of 215,122 loans in fiscal year 2019 and 541,186 loans between 2014 and the end of the first two quarters of fiscal year 2020. Upstart currently partners with ten bank partners (including one credit union) to facilitate loan origination. The maximum size of a loan currently is $50,000.

2.	Initial Business

Upstart Network, Inc. (“UNI”), a Delaware corporation established in 2012, originally began as an internet-based platform that connected graduates with investors who provided funding in return for a portion of the graduate’s earnings, as documented through an “income share agreement.” Each income share agreement was placed in a series trust, and the applicable series would issue trust certificates to investors in the income share agreement. As part of these operations, UNI used AI and modelling to assess a graduate’s future income.

3.	Current Business

Pursuant to a restructuring, Applicant was incorporated in December 2013 to become the holding company of UNI, which in turn became its wholly-owned subsidiary. From that point forward, Applicant operated its business, directly and indirectly, through UNI. Accordingly, Applicant’s assets consist entirely of its interest in UNI.

In 2014, UNI adapted its AI model to support the origination of consumer loans and changed its business model to that of operating the Platform and conducting related activities. Under this business model, UNI develops AI models that are used by partner U.S. banks to quantify the credit risk of potential borrowers and to determine whether to originate a loan, if the AI model shows the loan applicant meets the applicable underwriting standards. UNI also operates the Platform, which, among other things, aggregates consumer demand for the loans, and connects that demand to the banks for purposes of originating the loans.3 Through the Platform, UNI provides banks a broad range of services, including an application flow interface used to facilitate origination of loans, risk underwriting, verification of borrower information, and support for borrowers during the origination process. Banks can use Upstart’s services either by originating loans on the Platform or by “white-labelling” the technology on their own websites. As noted above, UNI also services loans originated through its Platform.

4.	Upstart’s AI Models

Upstart’s AI models quantify the risk of credit using a larger number of variables than is typically used by lenders, which generally rely on basic metrics like FICO. Over time, the AI models have incorporated a growing number of variables, and they now incorporate more than 1,500, including (among others) a borrower’s employment, educational history and cost of living. 4 Upstart’s machine-learning algorithms use these variables to assess a potential borrower’s credit risk and help predict defaults, set appropriate fees and detect fraud. The models have been developed in part by tracking repayments and delinquencies of loans originated through the Platform. The AI models have also, over time, used increasingly sophisticated techniques, moving from an initial focus on simple logistic regression to, more recently, stochastic gradient boosting (a statistical technique that is designed to improve models by testing and minimizing prediction error on an ongoing basis).

[3]	Because this lending program was less complex from a federal and state regulatory perspective, and generated greater borrower and investor demand, Upstart ceased offering its income share product.
[4]	Variables used in the AI models include both raw variables and certain combined variables.

The AI models are highly configurable for bank partners and allow each bank to define its own credit policy and determine the significant parameters of its lending program. The models are shared by all bank partners, and as a result, the models incorporate and learn from every loan originated by any bank partner.

5.	Upstart’s Employees

UNI’s employee base and projected hiring reflect its business as a company that provides technology and related services to financial institutions engaged in lending. More than a third of Upstart’s 374 employees have skills related to the technologies Upstart is developing – these employees are engineers, product managers, and data scientists. As of mid-September 2020, Upstart’s operations team is composed of 118 employees, including approximately one-third who work in a payments function related to loan servicing and approximately two-thirds who work in customer (borrower) experience. In addition, approximately 20 employees are dedicated to building and maintaining Upstart’s bank partnerships, 13 employees focus on borrower acquisition and marketing for bank partners, and 11 employees manage the loan compliance program. In total, 291 out of 374 employees are devoted to developing the AI models, facilitating the origination and financing of loans through the Platform, and servicing the loans. The remaining employees generally are devoted to human resources and recruiting, legal, finance, Platform marketing, and other roles that support the operations of the Platform. In contrast, only 9 employees are engaged in activities related to managing the loans held on Upstart’s balance sheet,5 and Upstart estimates that these individuals spend a negligible amount of time on activities or decisions related to the loans, because Upstart does not “choose” the loans that remain on its balance sheet; they are, as described below, loans Upstart cannot sell and are held by Upstart as a byproduct of Upstart’s role assisting in the origination process.

[5]

These employees include Upstart’s Chief Financial Officer, Sanjay Datta; Song Kim, Corporate Treasurer, who reports to Mr. Datta and oversees overall loan funding and capital markets activities; and a small team (currently four) of capital markets and investor operations analysts and associates, who divide their time among loan sales, creating and administering capital markets and other loan funding structures, and performing reporting and administrative responsibilities associated with the ownership of the loans by third party institutional owners.

None of Upstart’s employees have been hired for their skills related to trading in securities.

B.	Loan Sales and Retention

Currently, to help facilitate the origination and liquidity of the loans originated through Applicant’s Platform, UNI purchases most of the loans shortly after origination. In 2019, 23% of the loans originated on the Platform were retained by the originating bank (as compared to 20% in 2017, which was the year Upstart launched its securitization program described below). In contrast, the vast majority of the purchased loans are sold to third parties on the day of purchase by Upstart through “forward flow arrangements,” described in more detail below. In 2019, loans immediately sold to third parties through these arrangements constituted the vast majority—70%—of all loans originated through the Platform. These loans never appear on the Applicant’s consolidated balance sheet.

The portion of loans retained by partner banks has generally increased over time. In 2015, 2% of loans were retained by originating banks, while in 2019, 23% were retained by originating banks. Simultaneously, the portion of loans sold through forward flow arrangements decreased from 89% in 2015 to 70% in 2019.

The loans not retained by originating banks or immediately sold to third parties are purchased and held indirectly by UNI until the loans are eventually sold, placed in securitization vehicles that may be sponsored by UNI or an unaffiliated third party, or held to maturity. In 2019, these loans constituted just 7% of the loans originated through the Platform. This portion increased to 8% in 2015 and increased to a high of 20% in 2017 (when Upstart launched its securitization program described below).

The amount of loans held on Upstart’s balance sheet has fluctuated because, as discussed in more detail below, Upstart’s purchase of the loans generally serves as a backstop for excess loans originated based on the success of Upstart’s Platform. Upstart only purchases loans to support additional originations based on the Platform, and it seeks to sell any and all loans it purchases. Thus, the amount of loans purchased and held by Upstart depends on the market for the loans, not on any decision by Upstart regarding whether to purchase particular loans or what amount of loans it would prefer to retain.6

1.	The Forward Flow Model

Under the forward flow model, the bank originating the loans holds onto the loans for a period of time, typically three business days. After this initial period, the bank sells the loans to UNI, which then immediately (that is, on the same day) sells them to third parties. These purchases and sales are for exactly the same amounts – meaning that Upstart does not profit based on any “spread” – and are reflected on Upstart’s cash flow statements.

2.	Loans Purchased for Upstart’s Balance Sheet

As noted above, Upstart purchases a relatively small portion of the loans (approximately 7%) for its own balance sheet after the initial holding period, mainly because the Platform supports the origination of more loans than can be immediately sold. Upstart has found that providing liquidity for the loans to its partner banks allows it to grow its business more quickly. Upstart’s retention of the loans also signals to investors its faith in the models it used to support origination, which has helped encourage investor confidence in the Platform, particularly when it was in its early stage.

[6]

Upstart only holds loans that are originated through the Platform, all of which are based on underwriting standards developed by it and its partner banks and evaluated based on the AI models and Platform, without negotiation with borrowers. For the avoidance of doubt, if the order is granted, Upstart may engage in loan modifications or similar activities with defaulting and impaired borrowers for loans it holds.

Importantly, UNI only holds to maturity those loans it cannot ultimately sell or securitize (as described below), and its goal is to sell all of the loans it purchases. As a result, the average length of time that loans remain on Upstart’s consolidated balance sheet was, as of the end of the first full fiscal quarter of 2020, approximately 3.3 months (calculated as weighted average time of loans on the balance sheet). Due primarily to the effects of the COVID-19 pandemic, the average length of time that the loans remained on Upstart’s consolidated balance sheet increased to 6.2 months for the second fiscal quarter of 2020, and to 8.4 months for the third fiscal quarter of 2020.7

In 2017, Upstart also began selling loans it has purchased through asset-backed security (“ABS”) transactions with institutional investors. Through the ABS program, Upstart is able to sell loans it cannot place with certain forward flow program purchasers because those loans do not meet their criteria. The ABSs help Upstart pool loans into a trust and issue securities backed by the cash flows on those loans. Their structuring and credit enhancements open up an alternative source of financing for Upstart, because certain third-party investors are more willing to purchase the loans indirectly through securitization structures, based on the loans’ features, protections, and return/yield profiles, than through a forward flow-like program. The ABS program also provides investors with a more liquid investment than a pool of loans. Thus, the ABS program helps Upstart further minimize the loans Upstart holds on its balance sheet while providing an efficient source of capital.

[7]

During the second and third quarters of 2020, largely due to the COVID-19 pandemic: (i) Upstart used its balance sheet to hold many fewer newly originated loans than it historically had (Upstart historically has held approximately 7% of newly issued loans on its balance sheet, while in the second quarter of 2020 it held only 1% of newly issued loans, and in the third quarter of 2020 it held only 2% of newly issued loans); holding newly issued loans decreases the average holding time for loans on Upstart’s balance sheet; and (ii) Upstart was not able to easily sell loans on its balance sheet during the second and third quarters of 2020, because of a significant slowdown in secondary loan purchases and new securitizations, which are the principal ways that Upstart sells loans off its balance sheet.

In accordance with Regulation RR as adopted by the SEC (the “Risk Retention Rules”) under Section 15G of the Securities Exchange Act of 1934 (the “Exchange Act”),8 Upstart may be required to retain a portion of the credit risk in any ABSs for which it has acted as a sponsor.9 The purpose of the Risk Retention Rules is to require securitizers to retain an economic interest in a portion of the credit risk for any asset that the securitizer transfers or sells to a third party in connection with the issuance of an “asset backed security” as defined under the Risk Retention Rules. Under the Risk Retention Rules, Upstart is required to retain at least 5% of the economic risk in the securitization transactions in which Upstart is the retaining sponsor. Generally, Upstart has complied with the Risk Retention Rules using risk retention vehicles that hold either (a) subordinated first-loss residual certificates issued by the ABS vehicles or (b) a combination of securitization notes and residual certificates issued by the ABS vehicles.

Upstart generally retains only the portion of its ABSs that it is initially required to under applicable regulation and seeks to minimize the interests it holds for compliance with the Risk Retention Rules over time, by selling (or causing its risk-retention vehicle to sell) them as soon as Upstart is no longer required to hold all or part of those interests.10 Upstart is not in the business of buying or holding ABSs. Upstart retains interests in the ABSs for compliance purposes, as a byproduct of its activities operating a Platform that supports the origination of the loans by banks.

[8]

The Risk Retention Rules have also been adopted by the Department of the Treasury, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation and by the Federal Housing Finance Agency and the Department of Housing and Urban Development to implement the mandate of Section 941(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which required these agencies to adopt rules governing risk retention by ABS sponsors. The Risk Retention Rules apply to virtually all sponsors of ABSs.

[9]

Starting in December 2019, Upstart decided to cease serving as the “retaining sponsor” of ABSs created based on the loans, primarily because Upstart would prefer not to consolidate the loans on its balance sheet under Generally Accepted Accounting Principles (“GAAP”), as has typically occurred when Upstart serves as sponsor. Since that decision, Upstart has not had a risk retention requirement related to the ABSs. Upstart may, however, sponsor additional ABSs in the future, in which case it would continue to comply with the Risk Retention Rules as described in this application.

[10]

When Upstart serves as retaining sponsor of an ABS, Upstart always seeks to retain only the risk retention piece of that ABS, but in certain cases may be required to retain additional interests in an ABS because Upstart cannot sell those interests to third parties. As noted above, Upstart currently seeks to avoid serving as the retaining sponsor of its ABSs, in which case it would not be required take any risk retention piece at all. It is possible, however, that Upstart will serve as retaining sponsor for certain future transactions, subject to the conditions in the requested order.

Finally, in certain cases, loans may also be placed in securitizations sponsored by third parties. In those cases, Upstart is not required to retain interests in the ABSs.11

The loans purchased by UNI that are not immediately sold or placed into securitization structures are and have been held by three of UNI’s wholly-owned subsidiaries: Upstart Warehouse Trust (“UWT”), Upstart Loan Trust (“ULT”) and Upstart Loan Trust 2 (“ULT2”) (together, the “Trusts”).12 UWT and ULT hold certain loans originated on the Platform that

[11]

Upstart currently does not purchase interests in ABSs it does not sponsor. If it were to do so (for example, to display confidence in a securitization or the loans to the broader market), for purposes of Condition 5, below, Upstart will treat those interests as assets that are not Capital Preservation Investments (as defined in note 14) and are not interests required to be held for purposes of compliance with the Risk Retention Rules.

[12]

As of the time of this application, UWT is in the process of being dissolved. ULT and ULT2 will continue to operate as described in this application. Applicant believes the Trusts should be treated as wholly-owned subsidiaries of UNI for purposes of Section 2(a)(43) of the Act, because UNI holds all of the “voting securities” in the Trusts based on UNI’s status as the sole beneficial owner and administrator of each of the Trusts. Section 2(a)(42) of the Act defines a voting security as any security presently entitling the owner or holder to vote for the election of directors of a company. As sole beneficial owner and administrator, UNI has 100% of the beneficial economic rights of the Trusts, the unconditional right to appoint the owner trustee of the Trusts (a third-party bank), and the right to force the owner trustee to resign in certain circumstances. UNI also has all powers to direct the owner trustee’s actions managing the Trusts; these rights are the types of rights typically associated with a general partner or managing member entity. In contrast, the owner trustee has limited rights and can only act in accordance with UNI’s instructions. Although UNI has agreements with third-party lenders providing those lenders certain rights with respect to the loans held by the Trusts, those are rights typically associated with traditional lending arrangements, and should not cause the Lenders to be a “parent” of the Trusts – that is, Applicant believes the Lenders have taken on contractual obligations with respect to the Trusts, not voting securities as defined in Section 2(a)(42). Regardless of those contractual obligations, the Trusts are entities over which UNI exercises significant control and has significant responsibilities, and the Trusts operate in a way that is integral to the Platform and UNI’s operations. Applicant has not asked the Commission to agree with or approve this analysis. Applicant notes that the analysis under other laws, accounting provisions, or other regimes may be different than under the Act.

Applicant believes are sellable until such loans are sold to third parties or placed in the securitization vehicles. ULT2 generally holds loans that are purchased or repurchased by UNI, and which UNI believes cannot be sold in the future. Such loans are held to maturity unless they are ultimately sold to third parties or securitized. Again, Upstart’s goal is to sell 100% of the loans it purchases, and so if an unexpected market arises in the loans held in ULT2, Upstart will sell the loans held there.

Providing banks with liquidity through Upstart’s purchases of the loans (including those placed in securitizations) has allowed Applicant to grow its business more quickly. While Upstart originally provided its Platform to just one bank partner, and acquired borrowers solely through its proprietary website, it now has ten bank partners (including one credit union), and it allows bank partners to use a white-labelled version of the Platform to onboard borrowers in parallel to its own website. The number of loans facilitated on the Platform has increased from 2,588 in fiscal year 2014 to 215,122 in fiscal year 2019.13

[13]

Starting in 2020, UNI originated a small number of loans itself in a pilot program in Florida that tested its Platform in connection with the launch of a new online auto loan product. In this program, which is ongoing at the time of this application, UNI originates the loans under its Florida lending license. Although UNI generally prefers to collaborate with a bank partner, in this instance, it could test this new product more quickly by originating the auto loans itself. However, if the program is successful, the new auto loan product will be offered by one or more partner banks in a manner similar to UNI’s other loan programs. If the program is launched more broadly, UNI also intends to sell these auto loans in the same way as it currently sells loans. Importantly, this program is only a nominal portion of Applicant’s business, as UNI has in 2020 (through September 30) allocated $5 million to the program, compared with $2.2 billion in total loans originated during the same period.

UNI may engage in similar pilot programs in the future, consistent with building its AI-based business, but does not currently have any plans to do so. Generally, UNI prefers to avoid originating loans itself and to not to hold or retain any loans on its balance sheet. As a result, all pilot programs in the aggregate are expected to represent no more than 5% of the loans on an annual basis originated based on the Upstart Platform. Based on the features and the small size of the Florida program, Applicant does not think this program (or any similar programs it launches in the future) changes the analysis in this application.

C.	Applicant’s Assets and Net Revenue

1.	Assets

Based on the activities described above, the assets on Upstart’s consolidated balance sheet consist primarily of the loans, certificates issued by the securitization vehicles, and cash. Based on Applicant’s consolidated financial statements for 2019, approximately 76% of the value of Applicant’s assets, excluding cash, were in the loans.14 Applicant’s other non-cash assets include operating lease right-of-use assets; property, equipment, and software; servicing rights assets; and prepaid expenses, all of which are related to its activities providing a Platform that supports originations of the loans by banks.

Upstart also holds significant cash and cash equivalents in order to support its ongoing operations, including, most importantly, development of its AI-based models. These cash reserves are expected to increase after Applicant’s anticipated IPO, discussed below. After the IPO, Applicant intends to invest any proceeds not immediately required for operations in Government securities and Capital Preservation Investments.15

[14]

On an unconsolidated basis, approximately 70% of the total value of UNI’s non-cash assets were held in its interests in UWT, ULT, ULT2, and the securitization vehicles. The only non-cash assets held in UWT, ULT, and ULT2 are the loans. UNI’s remaining assets on an unconsolidated basis were, as on a consolidated basis, held in operating lease right-of-use assets; property, equipment and software; accounts receivable related to the loans; servicing rights assets; and prepaid expenses.

[15]

The term “Capital Preservation Investments” refers collectively to Upstart’s investments in short-term investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a low level of credit risk.

Upstart’s asset allocation reflects the fact that Upstart is fundamentally a technology company. As a result, it has limited “hard” assets as compared to an industrial or similar company with significant holdings of plant, property and equipment. Thus, Applicant has few assets to counterbalance the value of the loans and securitization interests it holds.16

2.	Net Revenue

Upstart experienced a net loss after taxes in 2019 (approximately $0.5 million) that was dwarfed in size by the amount of its gross revenue (approximately $230 million) and net revenue (approximately $164 million). As a result, Applicant believes that the sources of Upstart’s revenue are a more accurate measure of Upstart’s business than are the sources of its net income. 17 Moreover, Applicant believes that its net revenue – which is its total revenue less, primarily, certain revenue that it receives but then must pay to third parties, such as to lenders and investors in securitization vehicles that are consolidated on Applicant’s financial statements, and certain other adjustments required under GAAP – is a better measure of understanding the nature of Upstart’s business than is either income or gross revenue.

[16]	The calculations in this application do not involve any assets not recognized under GAAP, such as internally generated intellectual property, consistent with Section 2(a)(41) of the Act.
[17]

Applicant is aware that net income, rather than revenue or net revenue, is more typically used in analyses under the Act – for example, under Rule 3a-1 or Section 3(b)(1) or 3(b)(2) of the Act. Although different from income, the SEC has previously recognized revenues, rather than income, as a useful measure of an issuer’s investment company status under Section 3(b)(2). See, e.g., Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice).

Although loans comprise the vast majority of its assets, Applicant’s net revenue is almost exclusively derived from fees it charges based on its services, including the following18:

•

Platform Fee. Upstart charges bank partners a one-time Platform Fee of approximately 2% of the value of a loan each time a bank partner originates a loan using the Platform. Platform fees are paid by originating banks for the services performed by Upstart as part of the loan origination process.

•	Referral Fee. Upstart earns a one-time referral fee of 3-4% of loan value from the applicable bank partner each time Upstart refers a borrower to one of its bank partners.

•

Servicing Fees. Upstart also charges the holder of the loan (whether a bank, institutional loan purchaser, or ABS vehicle) an ongoing 0.5-1% annualized servicing fee over the life of the loan prior to any charge-off of the loan.

In 2019, substantially all—97%—of Upstart’s net revenue was derived from the fees described above, 71 percentage points of which were related to the loans that were immediately sold on the day of Upstart’s purchase from the originating bank. Another 19 points of the 97% were generated based on fees associated with loans retained by originating banks, and 8 points were generated based on fees associated with loans held by Upstart.19 In contrast, net interest revenue from the loans in 2019 represented approximately 3% of total net revenues.20

[18]

Upstart’s consolidated statements of operations record these three fees under the heading “revenue from fees, net.” In accordance with GAAP, these three fees are recorded by Upstart net of related amounts that Upstart is obligated to pay to certain originating banks. Applicant believes these “net” revenue figures are the most appropriate measure to use because they represent the amount of the total revenue that Upstart is entitled to retain. Applicant does not believe that the portion of fees received by Upstart that Upstart is required to pay to originating banks is relevant in determining the nature of Upstart’s business. Applicant also does not believe, however, that the percentages discussed here would be substantially affected if the revenue figures were presented on a “gross” basis.

[19]	These percentages add up to 98%, rather than 97%, due to rounding errors.
[20]

In accordance with GAAP, Upstart’s interest income is calculated net of payment obligations associated with the Upstart-related ABS vehicles holding Upstart loans; net of certain payments owed on credit facilities supporting loans; and net of certain other adjustments related to financial instruments held by Upstart (primarily the loans and risk retention interests in the securitization structures). Applicant believes that for purposes of determining the nature of Upstart’s business, it is appropriate to back out these payment obligations and other adjustments from Upstart’s interest income, to avoid artificially inflating the value of that interest income.

3.	Sources of Applicant’s Commercial Success

Based on these economics, Applicant’s commercial success is entirely independent of any interest generated by the loans or any value held in the loans. Instead, Applicant’s commercial success is based on the fees generated by providing the Platform and related services. Similarly, it is anticipated that equity holders in Applicant will receive distributions and other returns based on the fees generated by UNI and not based on the value of the loans or any interest on the loans. The loans and other investment securities that are held by Applicant’s wholly-owned subsidiaries are a byproduct of its activities providing the Platform and related services and are acquired not for investment purpose but to support loan origination by finding financing for the loans.

Importantly, Applicant and UNI neither receive nor pay any management fees, performance fees, or similar returns or fees based on the loans, and they do not purchase loans from partner banks based on an assessment of the potential business success of borrowers. Instead, Upstart purchases loans that have been approved by partner banks for origination under each partner bank’s own underwriting standards applied through use of UNI’s AI-based models.21 Upstart seeks to sell or place those loans and not to hold them as a mechanism to achieve returns.

D.	Public Representations of Applicant’s Business

Applicant has consistently represented itself publicly as being primarily engaged in the business of providing technology and related services to financial institutions. Upstart consistently states in its press releases, marketing materials, and website that it is engaged in this type of business. Visitors to Upstart’s website can find discussions of Upstart’s borrowing Platform and of its partnerships with banks. These public representations have allowed Applicant and its wholly-owned subsidiaries to generate loan applications from prospective

[21]

Upstart’s operating expenses also reflect the nature of its business, because they largely involve sales and marketing; customer operations and servicing; engineering and product development; and general administrative costs. Upstart does not have substantial expenses directly related to managing its portfolio of loans or any other investment management services.

Borrowers and develop partnerships with banks. This is because, based on Applicant’s public representations, potential bank partners view Applicant as engaged in developing and operating a Platform that provides services in support of their lending activities, and borrowers view Applicant as providing services in support of their access to consumer loans. In other words, Upstart is viewed by borrowers and within the lending industry as engaged in a technology-based financial business, not as an investment company.

Applicant has publicly filed a Form S-1 registration statement and intends to effect an initial public offering (“IPO”) of its equity securities. Historically, Upstart has operated as a private company and has not made public representations regarding its asset composition. As it transitions to becoming a public company, Upstart’s prospectus has and its reporting will continue to focus on Upstart as a technology business that develops proprietary AI models to quantify the risk of credit, facilitates the origination and financing of unsecured consumer loans through its lending Platform, and services the loans. Upstart’s prospectus has, and its reporting will emphasize its operating results, including, most importantly, its revenue based on fees paid by bank partners and fees paid by holders to service the loans, which, as described above, account for approximately 97% of revenue. Notably, the investment bankers who were interviewed for participation in Upstart’s IPO are also primarily technology- and financial technology-focused. Similarly, the financial analysts expected to write research reports on Upstart in connection with the IPO are associated with the technology and financial technology industries.

In contrast, Upstart has never publicly held itself out, and will not publicly hold itself out, as having corporate value based on appreciation of the value of the loans or the interest generated by loans. Upstart’s website, public statements, prospectus, and public reporting do not have, and will not have, any content that suggests that a person would purchase stock in Applicant in order to own an interest in the loans or realize returns on the loans.

E.	Alternative Sources of Regulation

Applicant’s wholly-owned subsidiary UNI is subject to a range of regulations that cover its business activities. Specifically, UNI maintains state licenses and registrations related to consumer lending, loan brokering and servicing. In some cases, UNI is directly subject to these laws; for example, UNI is directly regulated by the Consumer Financial Protection Bureau, the Federal Trade Commission, and state regulatory agencies because it markets and provides consumer financial products and services. In addition, the Platform generally has been structured to comply with banking regulations, consistent with UNI’s role as a service provider to its bank partners that are themselves subject to those laws and supervised by state and prudential regulators. As a result, the Platform is generally structured in a way to comply with federal consumer protection laws such as the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Credit Reporting Act, and the Federal Trade Commission Act, among others, and similar state laws.

UNI has secured state licenses or registrations based on the following activities:

•

Marketing and assisting in loan origination, by managing the operations of the Platform that relate to solicitation and submission of loan applications by potential borrowers and facilitating the making and funding of related loans by the applicable bank. Specifically, UNI markets the loan products; collects information, such as information about credit, experience, employment, educational history, and bank account transactions, from potential borrowers; identifies the intended use of the loan funds; analyzes application information based on a third-party bank’s underwriting criteria; and assigns an interest rate for each potential loan based on the lender’s criteria. These activities are viewed under certain state laws as lead generation, loan brokering and/or lending activities and account for approximately half the licenses UNI has been required to obtain.

•

Purchasing and holding the loans, based on the business model described above. Approximately a dozen states require a lending-related license or registration to engage in purchasing and/or taking assignment of loans.

•

Servicing the loans, which involves, among other things, collecting and posting payments, responding to borrower inquiries, contacting delinquent borrowers, reporting tax information regarding borrowers, and accounting for collections on the loans by allocating amounts received on specific loans to the appropriate accounts. UNI has licensing obligations in approximately half of all states based on its servicing activities.[22]

F.	Conclusion

Based on the operations and economics of Applicant and its business described above, Applicant is, through its wholly-owned subsidiary UNI, primarily engaged in the businesses of providing technology and related services to financial institutions engaged in lending.

III.	Order Requested and Legal Analysis

Under section 3(a)(1) of the Act, an issuer meeting one or more of the following provisions is considered an “investment company”:

(A)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

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In certain cases, states allow licensed entities that are otherwise required to obtain licenses for multiple types of activities to register in just one capacity. For example, a company that holds a consumer lending license may not be required to also obtain a brokering or servicing license.

(B)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) of the Act defines “investment securities” to include all securities except (A) Government securities,23 (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on an exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Act.

Applicant is not engaged in the business of issuing face-amount certificates of the installment type within the meaning of section 3(a)(1)(B) of the Act. Accordingly, Section 3(a)(1)(B) of the Act does not apply.

Based on Applicant’s consolidated financial statements for 2019, approximately 87% of assets (of which 76% were in loans), excluding cash, were in investment securities as defined in Section 3(a)(2) of the Act. Accordingly, Applicant may meet the definition of investment company under Section 3(a)(1)(C) of the Act.24 The definition of an investment company under Section 3(a)(1)(A) of the Act also may be implicated because the loans and certain interests in securitization vehicles are securities for purposes of the Act.25

[23]	“Government securities” are defined in section 2(a)(16) of the Act generally as those securities issued or guaranteed by the United States or its authorized instrumentality.
[24]

As noted in Footnote 1, as a holding company, Applicant asserts that its financial data consolidated with its wholly-owned subsidiaries’ financial data provides a more accurate picture of its business. On an unconsolidated basis, however, approximately 70% of the total value of UNI’s assets would be held in investment securities, including its interests in UWT, ULT, and ULT2, which hold only (excluding cash) the loans purchased by Upstart and therefore would be investment companies, and interests in the securitization vehicles. Therefore, UNI would meet the definition of an investment company on an unconsolidated basis as well.

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Section 3(c)(4) of the Act excepts from the definition of investment company any person substantially all of whose business is confined to making small loans, industrial banking, or similar businesses. Section 3(c)(5) of the Act excepts from the definition of investment company, in relevant part, any person who is primarily engaged in one or more of the following businesses: (A) purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Applicant is unable to rely Section 3(c)(4) because it is not in the business of originating loans. Applicant is unable to rely on Section 3(c)(5) because it is not primarily engaged in purchasing or acquiring loans, and the loans are not of the types specified in the exclusion. Applicant notes that if the loans originated through Applicant’s pilot program were held in a majority-owned or wholly-owned subsidiary, that subsidiary could potentially rely on Section 3(c)(4) or Section 3(c)(5) of the Act, and Applicant’s interests in the subsidiary would not be investment securities for purposes of its calculations under Section 3(a)(1)(C) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant requests an order under Section 6(c) to permit the Applicant, directly and through its wholly-owned subsidiaries, to engage in its business activities without being subject to the Act.

Applicant believes that the requested exemption is necessary and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant, directly and through its wholly-owned subsidiaries, is primarily engaged in the business of providing technology and related services to financial institutions to help facilitate the origination of loans to consumers. The structure of its business, including the acquisition of the investment securities Applicant holds, was not established, and is not operated, for the purpose of creating an investment company within the contemplation of the Act, and Applicant’s business activities are not of the type intended to be regulated under the Act.

A.	Granting an Order Pursuant to Section 6(c) Is Necessary or Appropriate in the Public Interest

Applicant believes that exempting it from regulation under the Act is necessary or appropriate in the public interest because it is clear that Applicant is not primarily engaged, nor does it intend to become primarily engaged, in an investment company business. As noted above, Applicant views itself, and has consistently represented itself publicly, as being primarily engaged in the business of providing technology and related services to financial institutions and not in the business of being an investment company or investing in loans. As discussed above, 291 out of a total of 374 of its employees are devoted to developing the AI models, facilitating the origination and financing of loans through its Platform, and servicing those loans, and the remaining employees generally are devoted to human resources and recruiting, legal, finance, Platform marketing, and other roles that support the operations of the Platform. In contrast, only 9 employees are engaged in activities related to managing the loans held on Upstart’s balance sheet, and Upstart estimates that these individuals spend a negligible amount of time on activities or decisions related to the loans. In addition, substantially all of Applicant’s net revenues are derived from these business activities, rather than the loans. The loans and other investment securities (that is, interests related to the securitization vehicles) that are held by its wholly-owned subsidiaries are a byproduct of these activities and are acquired not for investment purpose but to support the loan origination by Applicant’s partner banks by finding financing for those loans. As a result, any net investment income derived from such securities is minimal. As a result, granting an order under Section 6(c) would be “appropriate in the public interest.” Applicant simply is not and will not become the type of company that is necessary to regulate under the Act to protect the public interest.

Applicant also believes that granting an order pursuant to Section 6(c) under the circumstances would be “appropriate in the public interest” because of the significant regulation to which Applicant’s wholly-owned subsidiary UNI is separately subject. As noted above, Applicant and its wholly-owned subsidiaries are subject to a range of regulations that cover their business activities. Specifically, UNI maintains state licenses and registrations related to consumer lending, loan brokering and servicing. The Platform also generally has been structured to comply with banking regulations, consistent with UNI’s role as a service provider to its bank partners.

B.	Granting an Order Pursuant to Section 6(c) Is Consistent with the Protection of Investors

Applicant submits that granting an order pursuant to Section 6(c) is also “consistent with the protection of investors” because the activities it engages in are not the type of activities the Act is designed to address. Applicant’s business is fundamentally to operate a Platform designed to assist loan origination by its partner banks. Upstart does not intend to provide investors in its equity exposure to the loans or to otherwise act as a loan fund whose investors anticipate returns based on management of the loans. As a result, compliance with the Act’s registration and other requirements would advance no clear public purpose.

Ultimately, compliance with the Act’s reporting and other requirements would not be particularly appropriate in light of Applicant’s business, and would potentially entail greater costs and harm to Applicant and its shareholders: Among other reasons, this is because reporting under the Act focuses on a company’s holdings, but Applicant’s loan holdings are of little relevance to investors in Applicant, in that they will not directly affect any returns by investors. In addition, substantive regulations such as the limitations on affiliate transactions in Section 17 of the Act would be unworkable for Applicant, in light of the fact that Applicant has wholly-owned subsidiaries that manage its securitizations and associated risk retention vehicles – all of which will be fully disclosed under the Securities Act and Exchange Act. If Applicant were subject to these provisions, Applicant would need to halt these business activities or obtain significant exemptive relief. Similarly, Applicant cannot comply with the Act’s leverage limitations based on its loan holdings, and the Act’s custody provisions are unnecessary because most of the loans are held with a bank trustee subject to associated regulatory provisions.

V.	Conditions to Relief

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1. Applicant will not hold itself out as being engaged in investing, reinvesting or trading in securities other than loans originated through the Platform as described in the Application.

2. Applicant, directly or indirectly, will only hold loans that are originated through the Platform, as described in this application.

3. Any loans held to maturity will represent less than 15% of the total volume of loans held, directly or indirectly, by the Applicant on a rolling basis for the last four most recent fiscal quarters combined.

4. Applicant, directly or indirectly, will not hold loans for speculative purposes.

5. Applicant will allocate and use its accumulated cash and any investment securities (other than loans) for bona fide business purposes in accordance with a cash-management investment policy adopted by Applicant’s board of directors and will refrain from investing or trading in securities for short-term speculative purposes. As of the last date of each last fiscal quarter, at least 90% of investment securities other than the loans and interests in securitization vehicles required to be held by Applicant and UNI for purposes of compliance with the Risk Retention Rules, held by the Applicant on a consolidated basis, will be in Capital Preservation Investments.

6. Net revenue earned from interest on the loans will comprise, on a rolling basis for the last four most recent fiscal quarters combined, in combination with interest on any other investment securities, no more than 10% of Applicant’s total net revenue. For purposes of this condition, net revenue excludes (from both the numerator and the denominator) interest generated by cash holdings, Government securities, and risk retention vehicles, as well as fair value adjustments for the loans, and will be calculated net of interest paid on any credit facilities used to purchase the loans.

7. Applicant may continue to rely on the order granting the requested relief so long as the operations that gave rise to the request for the exemptive order do not differ materially from those described in this application.

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the Act, each Applicant states that its address is as indicated on the first page of this Application. Each Applicant further states that all written or oral communications concerning this Application should be directed to:

Dave Girouard

Alison Nicoll

Upstart Holdings, Inc.

2950 S. Delaware Street, Suite 300

San Mateo, California 94403

(650) 204-1000

and

Amy B. Caiazza

Robert H. Rosenblum

Wilson Sonsini Goodrich & Rosati, P.C.

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8887

and

Jeffrey D. Saper

Allison B. Spinner

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 92304

(650) 320-4626

All requirements for the execution and filing of this Application by Applicants have been complied with in accordance with each Applicant’s respective Certificate of Incorporation and By-Laws (or equivalent organizational documents), and the undersigned officer of each Applicant is fully authorized to execute this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicant requests an order under Section 6(c) of the Act to permit it directly, and through wholly-owned subsidiaries, to operate its lending Platform that facilitates the issuance of small consumer general purpose loans, and conduct related activities, without being subject to the provisions of the Act. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the Investment Company Act of 1940, the Applicant hereby states that the officer signing and filing with Application on behalf of the Applicant is fully authorized to do so. Under the provisions of the Applicant’s certificate of incorporation, responsibility for the oversight of the affairs and business of Applicant is vested in its board of directors. Resolutions duly adopted by the Applicant’s board of directors authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. The Verification required by Rule 0-2(d) under the Investment Company Act of 1940 is attached hereto as Exhibit B.

UPSTART HOLDINGS, INC.

By:	/s/ Dave Girouard
Name: Dave Girouard

Title: Co-Founder and CEO

Exhibit A

CERTIFICATION

I, Dave Girouard, Co-Founder and CEO of Upstart Holdings, Inc., a Delaware corporation (the “Applicant”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of Upstart on October 23, 2020. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, the Company does not intend to conduct its business in a manner that would cause it to become an “investment company” within the meaning of the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, based on the language of Section 2(a)(36) and Section 3(a)(2) of the 1940 Act, the Company may meet the definition of an investment company under the 1940 Act; and

WHEREAS, the Company therefore intends to submit an application to the Commission for an order of exemption pursuant to Section 6(c) of the 1940 Act (the “Application”), in order to conduct its business without being regulated under the 1940 Act as an investment company.

NOW, THEREFORE, BE IT RESOLVED: that the officers of the Company, or any of them, be, and they hereby are, authorized and directed in the name and on behalf of the Company to submit, as the Application, an application in substantially the form attached to this document as Exhibit S to the Commission for an order of exemption pursuant to Section 6(c) of the 1940 Act in order to dispel any ambiguity as to its status under the 1940 Act, provided that the officers of the Company may approve reasonable changes to the Application as requested by the Commission and its staff.

RESOLVED FURTHER: that the officers of the Company, or any of them, be, and they hereby are, authorized and directed, in the name and on behalf of the Company, to take any additional action or actions any such officer deems necessary or advisable, in such officer’s discretion, to ensure that the Company shall not be deemed an investment company under the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, I have set my name this 5th day of November, 2020.

By:	/s/ Dave Girouard
Name: Dave Girouard
Title: Co-Founder and CEO

EXHIBIT B

VERIFICATION

UPSTART HOLDINGS, INC.

The undersigned states that he has duly executed the attached Application dated November 5, 2020 for an on behalf of Upstart Holdings, Inc.; that he is the Co-Founder and CEO of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Dave Girouard
Name: Dave Girouard
Title: Co-Founder and CEO

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